Shareholder Meeting

On June 28, 2006, the Fund held its Annual Meeting of Shareholders (the “Meeting”) for the purpose of voting on a proposal to re-elect one director of the Fund. The results of the proposal are as follows:

Proposal 1: To Elect One (1) Class I Director of the Fund

                                   Gordon A. Baird

For                                  16,448,835

Withheld                              162,767